UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2016

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On March 31, 2016, Gazit-Globe Ltd. (referred to herein as Gazit or the Company), made a series of announcements and disclosures to the Tel Aviv Stock Exchange and Israeli Securities Authority. Those disclosures are summarized in this Report of Foreign Private Issuer on Form 6-K.

Financial Results for Quarter and Year Ended December 31, 2015

On March 31, 2016, Gazit reported its financial results for the quarter and year ended December 31, 2015. Gazit held a conference call for investors on that same day, and published a related presentation for investors concerning Gazit’s financial results. That investor presentation is furnished as Exhibit 99.1 hereto.

Declaration of Quarterly Dividend

Also on March 31, 2016, the Company announced that it had declared a quarterly dividend of 0.46 New Israeli Shekels, or NIS, per share, or approximately NIS 89.9 million, in the aggregate. The dividend will be paid on April 20, 2016 to all holders of record of the Company’s ordinary shares, par value NIS 1.0 per share, or ordinary shares, as of the close of business on April 13, 2016. In addition, the Company announced that beginning as of the second quarter of 2016, the Company will distribute a quarterly dividend of NIS 0.35 per share.

Share Repurchase Program

Gazit furthermore announced on March 31, 2016 that it had approved a share repurchase program, under which the Company may repurchase up to an aggregate of approximately NIS 100 million of its ordinary shares over the course of a one year period that will run from March 31, 2016 to March 31, 2017. The Company indicated that the repurchase program would give the Company’s management flexibility to repurchase ordinary shares in the event that the market price of the ordinary shares reflects a significant discount relative to the Company’s net asset value (based on the Company’s holdings from time to time). The share repurchases will be financed from the Company’s resources. Gazit does not expect that any tax liability that will be caused by gains that may result from the share repurchase program will be material for Gazit. Gazit furthermore lacks information on any possible tax ramifications that the repurchase program may cause for its shareholders.

Debenture Repurchase

Gazit also announced on March 31, 2016 that it had approved a repurchase program with respect to its outstanding debenture series, under which the Company may repurchase, over the course of the one year period from March 30, 2016 until March 31, 2017, up to NIS 250 million of its outstanding debentures. The Company’s board of directors indicated that the decision to implement this program was made in light of the state of the capital markets in the world generally and in Israel specifically, and the volatility thereof, which may present opportunities for the Company to repurchase its debt under more favorable terms relative to alternative financing sources. The board also noted that the repurchases may enable the Company to improve the structure and cost of the Company’s debt.

Gazit does not expect that any tax liability that will be caused by gains that may result from the debenture repurchase program will be material for Gazit. The Company furthermore lacks information on any possible tax ramifications that the repurchase program may cause for its shareholders.

Termination of Agreement with Alony-Hetz

On March 31, 2016, Gazit announced that it had reached agreement with Alony Hetz Properties & Investments Ltd. concerning the termination of the 2011 Shareholders’ Agreement, dated January 9, 2011, by and among them and certain of their subsidiaries in respect of their holdings of First Capital Realty Inc. The parties are proceeding to have such agreement cancelled. Gazit is considering any accounting ramifications that may result from the cancellation of the subject agreement.

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For a description of the shareholders’ agreement, please see paragraph (a)(1) of Note 26 to the Company’s consolidated financial statements as of, and for the year ended, December 31, 2014, included in Item 18 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on April 22, 2015. For a copy of the shareholders’ agreement, please see Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (SEC File No. 333-178320), which the Company filed with the Securities and Exchange Commission (the SEC) on December 5, 2011.

Reductions in Outstanding Number of Options and Series J Debentures

Gazit furthermore reported on March 31, 2016 reductions in (i) the outstanding number of options to purchase its ordinary shares, and (ii) the principal outstanding amount of the Company’s debentures.

The reduction in the number of outstanding options was due to the expiration of options to purchase 280,360 ordinary shares under the Company’s 2011 Share Incentive Plan, or the 2011 Plan, which resulted from the termination of the employment of two officers of the Company on December 31, 2015. The current number of ordinary shares underlying outstanding options under the 2011 Plan now stands at 1,513,527.

The reduction in principal outstanding amount of the Company’s debentures resulted from Gazit’s redemption of approximately NIS 7.3 million of its Series J debentures, in accordance with the schedule for redemption under the terms of those debentures. The total amount of outstanding Series J debentures of the Company following such redemption is approximately NIS 705.4 million.

Forward Looking Statements

This report contains forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control, that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: April 4, 2016	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Senior Executive Vice President and Chief Financial Officer

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Exhibit Index

Exhibit No.	Description
99.1	Investor presentation published by Gazit-Globe Ltd. in connection with its investor conference call on March 31, 2016 discussing the Company’s financial results for the quarter and year ended December 31, 2015.

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